Exhibit 21.1   Subsidiaries

NAME	JURISDICTION

Sanswire Corp.	Florida

Global Telesat Corp.	Virginia

Sanswire Networks LLC (administratively dissolved)	Florida

GlobeTel Wireless Corp. (administratively dissolved)	Florida

Centerline Communications LLC (administratively dissolved)	Florida